Securities and Exchange Commission
Washington, D.C., 20549
Form 11-K

[X]   ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the calendar year ended December 31, 2001

OR

[  ]   TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

AMSEC EMPLOYEES 401(K) PROFIT SHARING PLAN

(Full Title of Plan)

Science Applications International Corporation
10260 Campus Point Drive, San Diego, California 92121

(Name of issuer of the securities held pursuant to
the Plan and the address of its principal executive office)

SIGNATURE
INDEPENDENT AUDITORS’ REPORT
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
NOTES TO FINANCIAL STATEMENTS
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
EXHIBIT 23.1

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the AMSEC Employees 401(k) Profit Sharing Plan Committee duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMSEC EMPLOYEES 401(K) PROFIT SHARING PLAN

DATE June 25, 2002	/S/ CARL M. ALBERO

Carl M. Albero CEO and President AMSEC EMPLOYEES 401(K) PROFIT SHARING PLAN COMMITTEE

AMSEC EMPLOYEES 401(K)
PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule
for the Years Ended December 31, 2001 and 2000
and Independent Auditors’ Report

AMSEC EMPLOYEES 401(K) PROFIT SHARING PLAN

Page

INDEPENDENT AUDITORS’ REPORT	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-9

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2001 AND FOR THE YEAR THEN ENDED:

Schedule of Assets Held for Investment Purposes at End of Year	10

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required

INDEPENDENT AUDITORS’ REPORT

To the Administrative Committee
AMSEC Employees 401(k)
    Profit Sharing Plan
Virginia Beach, Virginia

We have audited the accompanying statements of net assets available for benefits of the AMSEC Employees 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic 2001 financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. This schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Richmond, Virginia
March 1, 2002

AMSEC EMPLOYEES 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000

INVESTMENTS — at fair value:
SAIC Class A Common Stock	$20,438,029	$20,398,411
Vanguard Funds	50,336,387	42,768,190
Participant Loans	2,462,932	1,941,092

Total investments	73,237,348	65,107,693

RECEIVABLES:
Participant contributions	295,058	299,981
Company contributions	674,992	351,999

Total receivables	970,050	651,980

NET ASSETS AVAILABLE FOR BENEFITS	$74,207,398	$65,759,673

The accompanying notes are an integral part of these financial statements.

AMSEC EMPLOYEES 401(k) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

ADDITIONS

	2001	2000

NET INVESTMENT INCOME:
Net (depreciation)/appreciation in fair value of investments	$(3,741,908)	$700,308
Interest and dividends	1,600,037	3,581,343

Total net investment (loss)/income	(2,141,871)	4,281,651

CONTRIBUTIONS:
Employee contributions	14,267,586	11,227,371
Employer contributions	2,033,454	1,623,507

Total contributions	16,301,040	12,850,878

Net transfers from other plans	—	2,759

Total additions	14,159,169	17,135,288
DEDUCTIONS
Distributions to participants	5,711,444	3,629,631
Miscellaneous expenses	—	787

Total deductions	5,711,444	3,630,418

NET INCREASE	8,447,725	13,504,870
NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	65,759,673	52,254,803

END OF YEAR	$74,207,398	$65,759,673

The accompanying notes are an integral part of these financial statements.

AMSEC EMPLOYEES 401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 and 2000

1.	DESCRIPTION OF PLAN

General  — AMSEC LLC (the “Company”) is a joint venture between AMSEC Corporation, a wholly owned subsidiary of Science Applications International Corporation (SAIC) and Fleet Services Holding Corporation, a wholly owned subsidiary of Newport News Shipbuilding. The Company’s Employees 401(k) Profit Sharing Plan (the “Plan”) is a defined contribution plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The authority to control and manage the operation and administration of the Plan is vested in the Company whose members are the named fiduciaries for purposes of Section 402(a) of ERISA.

Eligibility  — Generally, employees of the Company are eligible to participate immediately upon commencing employment.

Contributions  — The Plan permits participants to elect to defer up to 20% of their eligible compensation, up to $10,500 for calendar years 2001 and 2000. A participant is eligible for the employer’s quarterly matching and/or discretionary contributions if they are an employee as of the last day of the respective quarter. Matching contributions to the Plan by the Company are discretionary and equated during calendar years 2001 and 2000 to either:

•	50% of the first 8% of annual salary the participant contributes plus 3% of annual salary, if the participant was formerly a participant of the Newport News Shipbuilding (“NNS”) 401(k) Plan, or

•	20% of the participant’s contributions not to exceed an annual amount of $1,000, for all other participants.

Company matching contributions are allocated 50% to the SAIC stock funds and 50% to the participants’ investment choices. Participants’ accounts are adjusted quarterly for the Company’s matching contributions. The Company may elect to make discretionary contributions to the Plan. For the year ended December 31, 2001, the Company made a discretionary contribution of $353,096 for all eligible employees, except for former participants of the NNS 401(k) plan. Discretionary contributions of $307,645 and $329,233 were made to former participants of the NNS 401(k) plan during 2001 and 2000, respectively.

Investment Funds  — Through July 1, 2001, participants directed the investment of their contributions to the following fund options offered by the Plan:

Vanguard Prime Money Market Fund — Invests in money market instruments.

Vanguard 500 Index Fund — Invests in common stocks.

Vanguard Wellesley Income Fund — Invests in fixed income securities and common stocks.

Vanguard Windsor Fund — Invests in common stocks.

Vanguard GNMA Fund — Invests in fixed income securities guaranteed by the U.S. government.

Vanguard Short-Term Federal Fund — Invests in U.S. government obligations.

Vanguard International Growth Fund — Invests in common stock of companies based outside the United States.

Vanguard STAR Fund — Invests in 60% common stock, 30% bonds, and 10% money market.

Vanguard Long-Term Corporate Fund — Invests primarily in investment grade corporate bonds.

Vanguard U.S. Growth Fund — Invests in common stocks.

Vanguard Equity Income Fund — Invests in common stocks.

Vanguard Growth and Income Fund — Invests in common stocks.

Vanguard Small-Cap Index Fund — Invests primarily in common stocks in the Russell 2000 Index.

SAIC Exchangeable Stock Fund — Invests primarily in SAIC Class A Common Stock and is participant directed to the extent that participant contributions were used to purchase SAIC stock.

SAIC Non-Exchangeable Stock Fund — This fund is a non-participant directed fund created to invest the Company’s matching contributions in SAIC Class A Common Stock.

SAIC Stock Purchase Fund — This fund is a temporary holding fund designed to hold participant and Company contributions until the following SAIC common stock quarterly trade date. Pending the quarterly trade, the contributions are invested in the Vanguard Prime Money Market Fund.

Beginning July 2, 2001, participants may direct the investment of their contributions to the following fund options offered by the Plan:

Vanguard 500 Index Fund — Invests in common stocks.

Vanguard Growth and Income Fund — Invests in common stocks.

Vanguard International Growth Fund — Invests in common stock of companies based outside the United States.

Vanguard LifeStrategy Conservative Growth Fund — Invests in five Vanguard funds: a domestic stock fund, an international stock fund, two bond funds, and an asset allocation fund.

Vanguard LifeStrategy Growth Fund — Invests in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund.

Vanguard LifeStrategy Moderate Growth Fund — Invests in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund.

Vanguard Mid-Cap Index Fund — Invests in common stocks in the Standard & Poor’s MidCap 400 Index.

Vanguard Prime Money Market Fund — Invests in money market instruments.

Vanguard Short-Term Bond Index Fund — Invests primarily in securities in the Lehman Brothers 1-5 Year Government/Credit Index.

Vanguard Small-Cap Index Fund — Invests primarily in common stocks in the Russell 2000 Index.

Vanguard Total Bond Market Index Fund — Invests primarily in short-term, investment-grade corporate bonds and short-term Treasury Securities in the Lehman Brothers Aggregate Bond Index.

Vanguard Total International Stock Index Fund — Invests in three Vanguard international funds: a European fund, a Pacific fund and an emerging markets fund.

Vanguard U.S. Growth Fund — Invests in common stocks.

Vanguard Wellesley Income Fund — Invests in fixed income securities and common stocks.

Vanguard Windsor Fund — Invests in common stocks.

SAIC Exchangeable Stock Fund — Invests primarily in SAIC Class A Common Stock and is participant directed to the extent that participant contributions were used to purchase SAIC stock.

SAIC Non-Exchangeable Stock Fund — This fund is a non-participant directed fund created to invest the Company’s matching contributions in SAIC Class A Common Stock.

SAIC Stock Purchase Fund — This fund is a temporary holding fund designed to hold participant and Company contributions until the following SAIC common stock quarterly trade date. Pending the quarterly trade, the contributions are invested in the Vanguard Prime Money Market Fund.

Participants may transfer their funds among investment options and change their future contribution allocations at any time under rules prescribed by the Plan.

Participant Accounts  — Each participant’s account is credited with participant deferrals and Company contributions in accordance with provisions of the Plan. A participant is entitled to the benefit that can be provided from the participant’s vested account balance.

Vesting  — A participant’s interest in each of the participant’s accounts is 100% vested at all times.

Participant Loans  — Participants may borrow up to 50% of their vested account balance, up to a maximum of $50,000, excluding amounts invested in the SAIC Stock Fund. The maximum loan term is generally five years. The loans are secured by the balance in the participant’s account and bear interest at rates ranging from 5.0% to 9.5%. Principal and interest are paid ratably through biweekly payroll deductions.

Distributions to Participants  — Participants receive their vested account balance in a single lump sum payment in cash following their termination of employment with the Company, retirement date, permanent disability, or in the event of death. Participants also have the option of receiving an annuity form of payment. A participant may make withdrawals from the Plan prior to attaining age 59 1/2 only if the Company determines that the participant is incurring financial hardship. An unlimited number of withdrawals are allowed after age 59 1/2.

Tax Status  — The Plan received its latest determination letter from the Internal Revenue Service dated November 9, 2001, indicating the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter (see Note 6); the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and is qualified and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Termination of the Plan  — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, the participants become 100% vested in their accounts.

Reclassifications  — Certain amounts in the 2000 financial statements have been reclassified to conform to the 2001 presentation.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting  — The Plan’s financial statements are prepared on the accrual basis of accounting. Investment transactions are accounted for on the trade date. Dividend income is recorded on the ex-dividend date.

Investment Valuation  — Investments, except for SAIC Common Stock and participant loans, are carried at fair value based on quoted market prices. A general public market for SAIC’s Common Stock does not exist; therefore, the fair value of the Common Stock is determined pursuant to a stock price formula and valuation process which includes an appraisal prepared by an independent appraisal firm. Periodic determinations of the fair value of the Common Stock are made by the Board of Directors of SAIC, with the assistance of the independent appraisal firm. The Board of Directors reserves the right to alter the formula.

The gains or losses realized on distributions of investments and the unrealized appreciation or depreciation are calculated as the difference between the current fair value and the fair value of the investments at the beginning of the year, or purchase price if purchased during the year. As of December 31, 2001 and 2000, respectively, the fair value of the Company’s Class A Common Stock was $32.27 and $30.87 per share and the Plan held approximately 633,345 and 661,000 shares, respectively.

It is the policy of the Committee to keep the SAIC Stock Fund invested primarily in Common Stock, except for estimated reserves for use in distributions and investment exchanges by participants. Such reserves are held in short-term investments. If reserves in the SAIC Stock Fund are less than the amount required at any given time to make requested distributions and investment changes, investment exchanges out of the SAIC Stock Fund by participants may have to be deferred.

Participant loans are carried at the aggregate unpaid principal balance of loans outstanding which approximates fair value.

Benefits Payable  — Benefit payments to participants are recorded upon distribution. Benefits payable to participants are not reflected in the accompanying financial statements. As of December 31, 2001 and 2000, there were no benefits payable.

Use of Estimates  — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The plan utilizes various investment instruments including Vanguard Mutual Funds and SAIC Class A Common Stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

3.	INVESTMENT INFORMATION

The Plan’s investments are held in a trust fund. The fair values of the investments representing 5% or more of the Plan’s assets at December 31, 2001 and 2000 are separately identified below.

	2001	2000

Mutual funds:
Vanguard 500 Index Trust	$10,874,343	$11,431,221
Vanguard Growth and Income Fund	4,401,222	3,823,686
Vanguard Prime Money Market Fund	9,799,238	5,950,648
Vanguard U.S. Growth Fund	5,617,770	6,660,219
Vanguard Wellesley Income Fund	3,846,208	—
Vanguard Windsor Fund	5,782,798	4,161,138
SAIC Class A Common Stock	20,438,029	20,398,411

During the years ended December 31, 2001 and 2000, the Plan’s investments, including investments bought, sold, and held during the year, (depreciated)/appreciated in value by $(3,741,908) and $700,308, respectively, as follows:

	2001	2000

Mutual funds	$(4,652,488)	$(5,038,039)
SAIC Class A Common Stock	910,580	5,738,347

Net (depreciation)/appreciation in fair value	$(3,741,908)	$700,308

4.	NON-PARTICIPANT DIRECTED INVESTMENTS

Information about the net assets and the significant components of changes in net assets relating to the SAIC Non-Exchangeable Stock Fund, a non-participant directed investment, is as follows:

	December 31,

	2001	2000

Investments, at fair value:
SAIC common shares in the SAIC Non-Exchangeable Stock Fund	$1,233,859	$1,471,411

	Year Ended
	December 31,

	2001	2000

Net appreciation of investments	$56,124	$200,531
Interfund transfer	(209,855)	1,082,236
Distributions to participants	(83,821)	(45,649)

Total	$(237,552)	$1,237,118

5.	RELATED PARTY TRANSACTIONS

Plan investments include Class A Common Stock of SAIC, a member of the Plan sponsor, and shares of mutual funds managed by Vanguard, the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

6.	PLAN AMENDMENTS

On December 19, 2000, the Plan was amended effective January 1, 2000. The amendment changed the method of performing non-discrimination testing by combining the elective deferrals and the qualified matching contributions for the ACP/ADP test. The amendment also changed the allowed frequency of withdrawals after age 59 1/2 from one withdrawal to an unlimited number of withdrawals.

Effective August 2, 2001, there is no limit to the percentage of salary deferrals or employee contributions that can be invested in the SAIC Exchangeable Stock Fund, up to a $50,000 limit. Once a participant reaches $50,000 in the stock fund, they are then limited to 25% of all future contributions. All rollover amounts, from another qualified plan, will still be limited to a 25% investment in the SAIC Exchangeable Stock Fund.

The following amendments become effective January 1, 2002:

•	Deferrals into SAIC stock for participants with balances greater than $50,000 in SAIC stock will be raised to 50%;

•	Rollover amounts will be allowed to invest 50% into SAIC stock;

•	50% of Company matching contributions will be directed into the SAIC Non-Exchangeable Stock Fund, and the other 50% will be participant directed;

•	Participants will be allowed to defer up to 25% of their salary into the Plan;

•	Annuities will be eliminated as a form of distribution;

•	Rollovers will be allowed into the plan from 403(b) and 457 plans;

•	Catch-up contributions for participants over the age of 50 will be allowed, subject to additional IRS guidance and an implementation schedule;

•	The 3% of base pay stock grant given to all former participants of the NNS 401(k) Plan will be eliminated, regardless of participation in the Plan; and

•	Employer matching contribution on salary deferrals will be changed from 50% of the first 8% of the individual’s salary deferral to a 62.5% match of the first 8% deferral for all former participants of the NNS 401(k) Plan.

* * * * * *

AMSEC EMPLOYEES 401(k) PROFIT SHARING PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
AS OF DECEMBER 31, 2001

DESCRIPTION		Cost	Fair value

	SAIC CLASS A COMMON STOCK
*	SAIC Exchangeable Stock Fund	$13,342,928	$19,204,170
*	SAIC Non-Exchangeable Stock Fund	1,019,912	1,233,859

	Total SAIC Class A Common Stock	14,362,840	20,438,029

	MUTUAL FUNDS
*	Vanguard 500 Index Fund	10,654,114	10,874,343
*	Vanguard Growth and Income Fund	4,996,969	4,401,222
*	Vanguard International Growth Fund	2,191,958	1,886,599
*	Vanguard LifeStrategy Conservative Growth Fund	224,327	220,762
*	Vanguard LifeStrategy Growth Fund	99,543	97,825
*	Vanguard LifeStrategy Moderate Growth Fund	2,376,513	2,373,194
*	Vanguard Mid-Cap Index Fund	221,167	227,645
*	Vanguard Prime Money Market Fund	9,799,238	9,799,238
*	Vanguard Short-Term Bond Index Fund	1,179,776	1,178,528
*	Vanguard Small-Cap Index Fund	1,300,901	1,260,640
*	Vanguard Total Bond Market Index Fund	2,492,245	2,488,081
*	Vanguard Total International Stock Index Fund	20,512	19,888
*	Vanguard U.S. Growth Fund	9,083,118	5,617,770
*	Vanguard Wellesley Income Fund	3,909,838	3,846,208
*	Vanguard Windsor Fund	5,722,844	5,782,798
*	SAIC Stock Purchase Fund	260,974	261,646

	Total Mutual Funds	54,534,037	50,336,387

	Participant Loans (interest rates from 5.0% to 9.5%; maturities from January 2001 through December 2006)	2,462,932	2,462,932

	TOTAL INVESTMENTS	$71,359,809	$73,237,348

*	Party-in-interest